February 18, 2026

Ron Bentsur
Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza
Suite 275
Fort Lee, NJ 07024

       Re: Nuvectis Pharma, Inc.
           Registration Statement on Form S-3
           Filed February 13, 2026
           File No. 333-293459
Dear Ron Bentsur:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Matthew Mamak, Esq.